REINVENT TECHNOLOGY PARTNERS Y

215 Park Avenue, Floor 11

New York, New York 10003

March 11, 2021

VIA EMAIL & EDGAR

Karina Dorin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Reinvent Technology Partners Y (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-253075)

Dear Ms. Dorin:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-253075) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on March 15, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5234 and that such effectiveness also be confirmed in writing.

Very truly yours,

Reinvent Technology Partners Y

By:	/s/ Michael Thompson
Name: Michael Thompson
Title: Chief Executive Officer and Chief
Financial Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel

cc:	Ropes & Gray LLP

Paul Tropp

[Signature Page to Acceleration Letter]